1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STEPHEN H. BIER

stephen.bier@dechert.com
+1 212 698 3889 Direct
+1 212 698 3599 Fax

June 1, 2012

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Avenue Mutual Funds Trust (the “Trust”)
Registration Statement on Form N-1A
Registration Numbers 333-180165; 811-22677

Dear Mr. Minore:

As requested, this letter provides (i) supplemental information regarding certain deferred compensation arrangements involving Ms. Dien Ledoux which were established in 2002 while she was employed by Avenue Capital Management, LLC (“Avenue”), predecessor to the Adviser(1) (the “2002 Contractual Compensation”) and (ii) further confirmation that the 2002 Contractual Compensation is not a material business arrangement with the Adviser as defined in Section 2(a)(19) of the 1940 Act.

1.  The 2002 Contractual Compensation

In January 2002, Ms. Dien Ledoux entered into a contract with Avenue that established the terms of her employment relationship with Avenue.  Included in the contract was an incentive compensation arrangement.  The incentive compensation provided that Ms. Dien Ledoux was contractually entitled to received a percentage of the carried interest (i.e., a performance fee)

(1)           Capitalized terms not defined shall have the meaning set forth in letter dated May 31, 2012 (the “May 31 Letter”) from Stephen H. Bier to Dominic Minore, Esq. regarding these issues.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

earned by certain Private Funds.(2)  As noted in the May 31 Letter, the carried interest was not directly paid by the Private Fund to Ms. Dien Ledoux, but was paid by Avenue to Ms. Dien Ledoux based solely on amounts earned by the general partner to the Private Funds.  This is sometimes known as “phantom” interest.

As with other employees of Avenue who were subject to this arrangement, the 2002 Contractual Compensation relating to the carried interest would continue to be payable to eligible employees(3) after they left Avenue so long as the Private Funds continued to operate.(4)  While the 2002 Contractual Compensation was not fixed (i.e., it was subject to certain adjustments subsequent to 2002), these terms had been fully established by the time Ms. Dien Ledoux left Avenue in 2007.  Moreover, the terms of the 2002 Contractual Compensation provided that the percentage of the carried interest payable to Ms. Dien Ledoux would gradually decrease following the ending of her employment relationship as the formula for determining the 2002 Contractual Compensation is time-weighted depending on number of days an employee is employed by the Adviser after the Private Fund commences operations. Such amount is subject to constant fluctuation and may be as little as zero if the Private Fund does not earn any carried interest.

2.  The 2002 Contractual Compensation does not constitute a material business relationship with the Adviser

As we discussed, the 2002 Contractual Compensation does not create a conflict with respect to the Trust.(5)  The deferred amounts earned are based on the economic performance of the Private Funds and are not related in any way to the economic performance of the Adviser or Avenue. Further, the terms of the compensation were contractually established beginning over ten

(2)           The Private Funds that were covered by this arrangement were those for which Ms. Dien Ledoux provided relevant investment assistance.

(3)           These amounts are payable to former employees shortly after the general partner of the Private Funds receives the carried interest.

(4)           As noted in our earlier correspondence, the Private Funds are in the process of winding down.

(5)           We note, for example, that the relationship described herein is far more remote from the Trust than those relationships identified in the Interpretative Release as giving rise to a material business relationship (e.g. someone who had served as a portfolio manager of the specific fund at issue within the past two years).

years ago and were not subject to change subsequent to Ms. Dien Ledoux leaving Avenue in 2007.  There is nothing inherent in her prior employment or the 2002 Contractual Compensation arrangement that in any way would make Ms. Dien Ledoux feel beholden to Avenue

In response to the questions that we discussed on our May 31, 2012 telephone conversation, the Adviser has no ability to impact the 2002 Contractual Compensation based on any actions that Ms. Dien Ledoux takes as a Trustee of the Trust.  Also, because the 2002 Contractual Compensation is based on the performance of the Private Funds, and not on the financial results of the Adviser or Avenue, this arrangement should not create a conflict in connection with the Trust nor does it constitute a material business relationship with the Adviser.

If you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:	Todd Greenbarg, Esq., Avenue Capital Group
Stuart M. Strauss, Esq., Dechert LLP